Truth and Treason, LLC

Financial Statements

As of and for the Years Ended December 31, 2022 and 2021

Together with Independent Accountants' Audit Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 South 1300 East, Suite 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Accountants' Review Report

To Management
Truth and Treason, LLC
Provo, UT

Opinion
We have audited the financial statements of Truth and Treason, LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Truth and Treason, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Truth and Treason, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Truth and Treason, LLC's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

 • Exercise professional judgment and maintain professional skepticism throughout the audit.
 • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
 • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Truth and Treason, LLC's internal control. Accordingly, no such opinion is expressed.
 • Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Draper, UT
April 28, 2023

Truth and Treason, LLC
Balance Sheets

As of December 31,

	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 836,164	$ 226,954
Related party receivable	5,000	-
Total current assets	841,164	226,954
Capitalized film production costs	1,361,695	560,796
Total assets	$ 2,202,859	$ 787,750
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 163,000	$ 28,524
Short term notes payable	389,105	-
Related party short term notes payable	479,817	221,699
Total current liabilities	1,031,922	250,223
Total liabilities	552,105	28,524
Stockholders' equity:		
Common units: 25,000,000 and 100 units authorized and issued, no par value as of December 31, 2022 and 2021, respectively	-	-
Non-developmental preferred units (8,750,000 and 15 units authorized, 859,992 and .9 units issued, $1 and $250,000 par value) as of December 31, 2022 and 2021, respectively	859,992	225,000
Developmental preferred units (812,500 and 4 units authorized, 812,500 and 3.25 units issued, $.40 and $100,000 par value) as of December 31, 2022 and 2021 respectively	325,000	325,000
Accumulated deficit	(14,055)	(12,473)
Total stockholders' equity	1,170,937	537,527
Total liabilities and stockholders' equity	$ 2,202,859	$ 787,750

Truth and Treason, LLC
Statements of Income

For the year ended December 31,

	2022	2021
Revenues	$ -	$ -
Operating expenses:		
Licenses and permits	-	144
Shipping	-	82
Professional fees	1,598	1,991
General and administrative	-	213
Total operating expense	1,598	2,430
Other income		
Interest income	16	0
Net (loss)	$ (1,582)	$ (2,430)
Members' equity:		
Balance at beginning of year	$ -	$ -
Member contributions (distributions):		
Common units	-	-
Non-developmental preferred units	859,992	225,000
Developmental preferred units	325,000	325,000
Retained earnings (Accumulated deficit)	(14,055)	(12,473)
Balance at end of year	$ 1,170,937	$ 537,527

Truth and Treason, LLC
Statements of Stockholders' Equity

Years Ended December 31, 2022 and 2021

	Common Stock		Developmental Preferred Stock		Non-developmental Preferred Stock			Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Retained Earnings	Equity
Balance at December 31, 2020	100	$ -	3.25	$ 325,000	0.90	$ 225,000	$ (10,043)	$ 539,957
Net income	-	-	-	-	-	-	(2,430)	(2,430)
Balance at December 31, 2021	100	-	3.25	325,000	0.90	225,000	(12,473)	537,527
Net income	-	-	-	-	-	-	(1,582)	(1,582)
Add: Contributions	24,999,900	-	812,496.75	-	859,991.10	634,992	-	634,992
Balance at December 31, 2022	25,000,000	$ -	812,500	$ 325,000	859,992	$ 859,992	$ (14,055)	$ 1,170,937

Truth and Treason, LLC
Statements of Cash Flows

For the year ended December 31,

		2022		2021
Cash flows from operating activities:				
Net income (loss)	$	(1,582)	$	(2,430)
Decrease (increase) in:				
Related party receivables		(5,000)		-
Other assets		-		575
Increase (decrease) in:				
Accounts payable		134,476		17,147
Net cash used by operating activities		127,894		15,292
Cash flow from investing activities:				
Capitalized production costs		(800,899)		(22,571)
Net cash used in investing activities		(800,899)		(22,571)
Cash flow from financing activities:				
Contributions by members		634,992		-
Net change from note payable		647,223		7,280
Net cash provided by financing activities		1,282,215		7,280
Net increase in cash		609,210		1
Cash as of beginning of year		226,954		226,953
Cash as of end of year	$	836,164	$	226,954

Note 1 - Organization and Nature of Operations	**Basis of Presentation** - Truth and Treason, LLC, a Utah Limited Liability Company (the Company), was formed on October 17, 2006. The Company was administratively dissolved effective January 27, 2015, and the Company was formed by filing the Certificate with the state of Utah on February 27, 2017. The Company is planning to engage in the business of the production of a four-part limited series presently entitled Truth & Conviction.
	Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.
Note 2 - Summary of Significant Accounting Policies	A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:
	Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.
	Cash and Cash Equivalents - The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.
	Concentrations of Credit Risk - The Company maintains cash balances at a financial institution in a checking and saving account. As of December 31, 2022 and 2021, the Company had $586,164 and $0 over the federally insured limit, respectively. The Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on cash.
	Income Taxes - The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a Partnership. In lieu of corporation income taxes, the members of a partnership are taxed on the Company's taxable income. As of November 19, 2022 the Company elected to incorporate as a C Corporation. As of December 31, 2022, $0 tax liability is owed.
Note 3 - Capitalized film production costs	Since its inception in October 2006, the Company has been pursuing the development and production of a new four-part limited series entitled "Truth & Conviction". In this developmental process, the Company has incurred significant fees, licenses, and production expenses. As of December 31, 2022 and 2021 these developmental expenses and costs amounted to $1,361,695 and $560,796, respectively, and are reported in these financial statements as capitalized film production costs.
Note 4 - Related Party Notes Payable	The Company has related party promissory notes due on demand totaling $479,817 and $221,699 as of December 31, 2022 and 2021, respectively. The promissory notes bear an interest rate of 3% as of December 31, 2022 and 2021, respectively.

Note 5 - Short term notes payable	The Company acquired a campaign booster loan in the amount of up to $1,000,000 in June 2022 for crowdfunding expenses. As of December 31, 2022 $389,105 was outstanding at a 12% interest rate. The loan balance is due on demand.
Note 6 - Member Units	Non-developmental preferred units and developmental preferred units, or preferred units, are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions on a pro rata basis of initial capital contributions before payment of common unit distributions. As of December 31, 2022 and 2021 9,562,500 and 19 preferred units have been authorized, and 1,672,492 and 4.15 preferred units had been issued, respectively.
	Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2022 and 2021 25,000,000 and 100 common units had been issued and were outstanding, respectively.
Note 7 - Subsequent Events	Subsequent to year end the Company issed an additional 1,100,000 units of its non-Development preferred units.
	In April 2023, a note payable for the amount of $389,105 was converted to 389,000 non-development preferred units at $1 par value.
	The Company has valuated subsequent events and transactions for potential recognition or disclosure through April 28, 2022, which is the date the financial statements were available to be issued and determined there are no other events to disclose.